Exhibit 99.17

Consent of Expert

March 15, 2021

In connection with the Annual Report on Form 40-F of Perpetua Resources Corp. (the “Company”) for the year ended December 31, 2020 (the “Form 40-F”), I hereby consent to the use of my name in connection with the reference to scientific and technical information relating to the Company’s mineral properties in the Form 40-F.

Yours truly,

/s/ Christopher Dail
Christopher Dail, C.P.G.